UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-39054

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Envista Holdings Corporation Union Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Envista Holdings Corporation
200 S. Kraemer Blvd., Building E
Brea, CA 92821-6208
714-817-7000

ENVISTA HOLDINGS CORPORATION UNION SAVINGS PLAN
TABLE OF CONTENTS
FORM 11-K

Report of Independent Registered Public Accounting Firm

To the Benefits Committee and Participants of
Envista Holdings Corporation Union Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Envista Holdings Corporation Union Savings Plan (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for benefits for the period from December 18, 2019 (inception) to December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the period from December 18, 2019 (inception) to December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Los Angeles, CA
June 18, 2020

We have served as the Plan’s auditor since 2020.

ENVISTA HOLDINGS CORPORATION UNION SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019
($ in thousands)

ASSETS
Plan interest in the Master Trust	$5,112.7
Notes receivable from participants	297.9
NET ASSETS AVAILABLE FOR BENEFITS	$5,410.6

See the accompanying notes to the financial statements.

ENVISTA HOLDINGS CORPORATION UNION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM DECEMBER 18, 2019 (INCEPTION) TO DECEMBER 31, 2019
($ in thousands)

ADDITIONS
Contributions:
Participant	$5.5
Employer	7.2
Total contributions	12.7
Plan interest in Master Trust's net investment income	1.0
Total additions prior to Plan transfers	13.7
NET TRANSFERS INTO PLAN	5,396.9
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	5,410.6

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	—
End of year	$5,410.6

See the accompanying notes to the financial statements.

ENVISTA HOLDINGS CORPORATION UNION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Envista Holdings Corporation Union Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established on December 18, 2019, for eligible full-time and part-time union employees of Envista Holdings Corporation (“Envista,” the “Company” or the “Plan Sponsor”) and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

The Plan is administered by the Benefits Committee of Envista (the “Committee”) which has overall responsibility for the operation and administration of the Plan. The Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. Fidelity Workplace Services LLC provides recordkeeping and related services to the Plan and Fidelity Management Trust Company is the trustee to the Plan (together, “Fidelity”).

Envista was a wholly-owned subsidiary of Danaher Corporation (“Danaher”). On September 20, 2019, Envista completed an initial public offering (“IPO”) resulting in the issuance of 30,783,200 shares of common stock (including the exercise of the underwriters’ option in full), which represented 19.4% of its outstanding shares. On November 15, 2019, Danaher announced an exchange offer whereby Danaher stockholders could exchange all or a portion of Danaher common stock for shares of Envista common stock owned by Danaher. On December 18, 2019, a full separation of Envista and Danaher occurred and Envista became a fully independent public company.

Prior to December 18, 2019, certain Envista employees participated in the Danaher Corporation & Subsidiaries Retirement & Savings Plan (the “Danaher Plan”). On December 18, 2019, Envista employees participating in the Danaher Plan became participants of the Plan and their account balances in the Danaher Plan were subsequently transferred into the Plan. As a result, Plan assets of approximately $5.4 million were transferred from the Danaher Plan to the Plan. All assets of the Plan are held in the Envista Holdings Corporation Savings Plan and Union Savings Plan Master Trust (the “Master Trust”). The Master Trust was established by the Company effective December 18, 2019. Refer to Note 3 for additional information regarding the Master Trust.

Contributions

Employee - Eligible participants may contribute up to 75% of their eligible compensation (subject to annual maximums). Employee contributions and the earnings or losses thereon are fully vested at all times.

Employer matching - Employees are eligible for Company contributions upon completion of one year of service, per the terms of the applicable collective bargaining agreement. Employer matching contributions made between December 18, 2019 through December 31, 2019 were $2,247.

Employer discretionary - In addition to the matching contributions, employer discretionary contributions are determined at the discretion of the Company unless otherwise required by the terms of the collective bargaining agreement applicable to each participant. Generally, participants become fully vested with respect to the employer discretionary contributions upon completing three years of service, attainment of age 65, death, complete disability, or as required pursuant to the terms of the applicable collective bargaining agreement. The Company made discretionary contributions in the amount of $4,916 during the period between December 18, 2019 and December 31, 2019.

Forfeitures

A participant’s non-vested balance is forfeited at the time of termination of employment. Forfeitures may be used to pay Plan expenses or to offset future Company contributions.  If a participant is rehired within five years, their forfeited amount is reinstated.

Benefit Payments

A participant who attains normal retirement age (age 65) shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions no later than April 1, following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 72.

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death. Upon total and permanent disability, a participant shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance. If the vested value of the participant’s account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participant’s Roth or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Committee will automatically rollover the Roth or non-Roth balances to a separate Fidelity Individual Retirement Account. If the vested value of the participant’s account is more than $5,000, the participant must contact Fidelity to request a distribution.

Eligible participants may request a withdrawal of all or a portion of their vested account while still working for the Company, subject to certain limitations and tax penalties.

Notes Receivable from Participants

A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance in the Plan during the one-year period ending on the day before the loan is made. The Committee establishes the maximum maturity period that is permitted to prevent the loan from being treated as a distribution.

The interest rate for any loan is a minimum of 1% over the Federal prime rate as published on the last business day of the month by the Federal Reserve and is fixed for the term of each loan. Repayment terms are generally one to five years. Interest and principal payments are deducted from participants’ paycheck each pay period and are credited to participants’ Plan accounts according to their investment election for new contributions in effect at the time repayments are made. The entire loan balance may be paid in full without penalty at any time, by certified check, cashier’s check, or money order.

Participant Accounts

Each participant account is credited with the participant’s contributions, employer matching contributions, employer discretionary contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expenses and recordkeeping fees. The benefit to which a participant is entitled is the participant’s vested account.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. There were no administrative expenses paid by the Plan during the period ended December 31, 2019.

The Plan participates in a revenue credit program with Fidelity. Credits are earned in connection with the Plan’s revenue sharing arrangements with certain investment funds. The credits are deposited in an unallocated account and can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts.

Termination of the Plan

Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become vested.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants represent participant loans and are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.

Investments

Investments are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis, while dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Standards

In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) Employee Benefit Plan Master Trust Reporting. The amendment clarifies presentation requirements for a plan’s interest in a master trust and requires plans that hold divided interests in a master trust to disclose the dollar amount of their interest in each of those general types of investments. Additionally, the amendment requires all plans to disclose their master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances. The amendment was effective for fiscal years beginning after December 15, 2018 using a retrospective transition approach. The Plan adopted ASU 2017-06 on December 18, 2019 and has presented its interest in the master trust in conformity with this amendment as of December 31, 2019.

NOTE 3. MASTER TRUST

As discussed in Note 1, the Company established a Master Trust whereby investments are held collectively for the two defined contribution plans maintained by the Plan Sponsor. Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected funds within each participating plan.

The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s interest in the Master Trust’s net investment income presented in the Statement of Changes in Net Assets Available for Benefits consists of the realized and unrealized gains and losses on those investments. As of December 31, 2019, the Plan’s interest in the net assets of the Master Trust was approximately 1%.

The following summarizes the value of the net assets of the Master Trust and the Plan’s interest in each investment as of December 31, 2019 ($ in thousands):

	Master Trust Balances	Plan’s Interest In The Master Trust
Money market funds	$135.6	$3.9
Stock funds
Envista stock fund	57.6	—
Danaher stock fund	52,635.1	40.4
Mutual funds	46,898.0	734.4
Common/collective trusts	301,198.4	4,227.0
Self-directed brokerage account	9,229.3	107.0
Total investments in Master Trust, at fair value	$410,154.0	$5,112.7

Refer to Note 4 for the fair value hierarchy table that sets forth by level the Master Trust net investments as of December 31, 2019.

Changes to Net Assets of the Master Trust (including gains and losses on investments held, bought and sold) for the period from December 18, 2019 (inception) to December 31, 2019 were as follows ($ in thousands):

ADDITIONS
Net appreciation of the fair value of investments	$56.8
Interest and dividend income	0.2
Total investment income of the Master Trust	57.0
NET TRANSFERS INTO MASTER TRUST	410,097.0
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	410,154.0

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	—
End of year	$410,154.0

NOTE 4. FAIR VALUE MEASUREMENTS

Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Plan’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy. This hierarchy prioritizes the inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on our assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Plan provides for some investments that are valued using Net Asset Value (“NAV”) as a practical expedient. However, none of these investments have limits on their redemption. Investments valued using NAV as a practical expedient consist primarily of common collective trusts which allow the Plan to allocate investments across a broad array of types of funds and diversify the portfolio.

The fair values of the Master Trust’s investments as of December 31, 2019, by asset category, were as follows ($ in thousands):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$135.6	$—	$—	$135.6
Stock funds:
Envista Stock Fund	57.6	—	—	57.6
Danaher Stock Fund	52,635.1	—	—	52,635.1
Mutual funds	46,898.0	—	—	46,898.0
Self-directed brokerage account	9,229.3	—	—	9,229.3
	$108,955.6	$—	$—	$108,955.6
Investments measured at NAV as a practical expedient (a)
Common/collective trusts				301,198.4
Total investments in Master Trust, at fair value				$410,154.0
(a) The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total of investments in the Master Trust at fair value as presented in Note 3.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.

•	Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.

•	The Envista Stock Fund consists of shares of the Company’s stock and short-term money market investments and is valued based on the quoted market price of the investments.

•	The Danaher Stock Fund consists of shares of Danaher’s stock and short-term money market investments and is valued based on the quoted market price of the investments.

•
The self-directed brokerage accounts consist of common stock, mutual funds and other investments, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.

•
The common/collective trusts are valued at NAV as a practical expedient based on the Plan’s interest, represented by investment units, in the underlying investments held within the trust that are traded in an active market by the trustee.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5. TAX STATUS OF THE PLAN

The Plan is designed to qualify under Section 401(a) of the Code and, therefore, its related trust is expected to be exempt from taxation. It is the intent of the Company to file an application with the IRS seeking a determination that the Plan satisfies the tax-qualification requirements of Code Section 401(a). The applications are intended to be filed prior to the expiration of the remedial amendment period for the Plan, which would be no later than October 15, 2020. The Plan Sponsor believes the Plan has been designed in accordance with the applicable requirements of the Code and necessary steps have been taken to comply with the Code and therefore, believe the Plan is qualified and the related trust is tax-exempt.

Accounting standards require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.

NOTE 6. RELATED PARTY TRANSACTIONS AND PARTIES IN INTEREST TRANSACTIONS

Certain investments are held in shares of mutual funds issued by affiliates of Fidelity. Fidelity is the trustee as defined by the Plan, therefore, these are party in interest transactions. Additionally, as of December 31, 2019, the Master Trust held 1,909 shares of Envista common stock within the Envista Stock Fund.

NOTE 7. SUBSEQUENT EVENTS

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus that was spreading globally (the “COVID-19 outbreak”). On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. The values of the Plan’s individual investments have and will fluctuate in response to changing market conditions due to the COVID-19 outbreak, and the amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.
In 2020, the Plan also implemented provisions of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), as follows: Under the CARES Act, eligible individuals who certify that they have been impacted by the coronavirus can withdraw up to $100,000 from their retirement accounts, in total, without the 10% early withdrawal tax penalty.  The CARES Act also increased the limit for loans taken between March 27, 2020 and September 23, 2020, from $50,000 to $100,000, or 100% of the participant’s account balance (whichever is less) and delayed, by one year, the required repayment date for loans due between March 27, 2020 and December 31, 2020. Additionally, the CARES Act temporarily waived required minimum distributions for the remainder of 2020.

SUPPLEMENTAL INFORMATION

ENVISTA HOLDINGS CORPORATION UNION SAVINGS PLAN
EIN: 83-2206728, PLAN NO. 002
FORM 5500, SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Participant loans	Interest rates range from 4.25% to 6.50% with maturity at various dates through December 2024	—	$297,915.9

*	Party in interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVISTA HOLDINGS CORPORATION UNION SAVINGS PLAN

June 18, 2020	By:	/s/ Costas Chrysostomou
Costas Chrysostomou
Member of the Benefits Committee for the Envista Holdings Corporation Union Savings Plan

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm